Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Submission of Investor presentation to be made to the Analysts/Investors

July 26, 2023, Mumbai: With reference to our filings dated July 13, 2023 and July 20, 2023, we are reproducing hereunder the presentation to be made to the Analysts/Investors on the Audited Standalone Financial Results and Unaudited Consolidated Financial Results for the first quarter ended June 30, 2023.

The same is also being made available on the Company’s website at www.tatamotors.com.

This is for your information and records.

TATA MOTORS Tata Motors Group Cancellation of ‘A’ ORD shares and issue of ORD shares as consideration Results for quarter ended June 30, 2023

TATA MOTORS Executive Summary Cancellation of “A” ORD shares and issue of ORD shares as consideration 1 Tata Motors Board has approved a NCLT Scheme of Arrangement for cancellation of “A” ORD shares and issuance of ORD Shares as consideration for the cancellation / capital reduction 2 Every “A” ORD shareholder will receive 7 ORD shares for every 10 “A” ORD shares held (“Capital Reduction Consideration”) Translates to 23% premium to the previous day closing price (1) of “A” ORD shares; and 30% discount to ORD share price (vs ~43% prevailing discount (1)) 3 The transaction will reduce the total share capital by ~4% making it EPS accretive for all shareholders 4 Elimination of price discount between ORD and “A” ORD shares will improve overall market capitalization 5 No cash outgo(2) for Tata Motors and hence no impact on Net Debt 6 Transaction is subject to regulatory approvals; Expect to take 12-15 months for completion 7 Along with the delisting of ADRs, the above actions will simplify, streamline and consolidate trading of TML equity shares to the TML ORD shares on NSE and BSE, India Note: (1) Closing price of ORD shares and ‘A’ ORD shares as of 24th July 2023 (2) TML will have to bear Stamp duty on the scheme, initial corpus for settling the Trust, legal expenses and fees for valuation report and fairness opinion, other advisory fees 2

TATA MOTORS Background “A” ORD shares trade at deep discount to ORD shares despite adequate liquidity In 2008, TML issued “A” ORD shares at a 10% discount to ORD with lower voting rights (1/10th) and higher dividend (by 5%) In 2009, SEBI disallowed companies to create new class of shares with differential rights impacting the market for new issuances. Existing “A” ORD shares were allowed to continue TML remains the only major listed company with “A” ORD share capital TML issued additional “A” ORD shares through a QIP in 2010 and a Rights Issue in 2015 The “A” ORD shares were also included in Index and F&O segment resulting in improved liquidity Despite these, the price gap between the ORD Shares and ‘A’ ORD shares remains high at ~43%(1)The discount has not materially changed even after the announcement of dividends in May 23 Average discount in price of “A” ORD shares as compared to ORD shares On issuance 2010-2014 2010- 2023 Last 10 years Last 5 years Last 3 years Last 12 months 24st July 2023 10.0% 40.0%1 43.1% 45.1% 52.2% 52.2% 48.4% 43.1% 1-Company has consistently paid average dividend of 150% of face value every year during 2010-2014 Note: (1) Closing price of ORD shares and ‘A’ ORD shares as of 24thJuly 2023 Average Discount Rate (From issue to date): 42.4% 700 600 500 400 300 200 100 0 70.0% 60.0% 50.0% 40.0% 30.0% 20.0% 10.0% 0.0% 24-07-2008 24-07-2009 24-07-2010 24-07-2011 24-07-2012 24-07-2013 24-07-2014 24-07-2015 24-07-2016 24-07-2017 24-07-2018 24-07-2019 24-07-2020 24-07-2021 24-07-2022 24-07-2023 LHS : ORD share price RHS : DVR discount to ORD share price, % 3

TATA MOTORS The proposed Scheme Capital Reduction Consideration “A” ORD shares to be cancelled and ORD Shares issued as consideration Capital Reduction Ratio - 7 ORD shares for 10 ‘A’ ORD shares Tax Impact (Refer annexure) The transaction is taxable in the hands of “A” ORD shareholders only WHT taxes applicable for deemed dividend & capital gains Operationalising the Scheme through a “Trust” (Refer annexure) “A” ORD holders to authorize creation of an independent Trust to operationalise the scheme and settle tax liabilities The Trust to sell requisite ORD shares to settle applicable taxes and the net ORD shares and cash for fractional entitlement to be credited to the “A” ORD holder’s account Approvals required SEBI, Stock Exchanges Approval of both ORD, ‘A’ ORD shareholders (75%) as separate classes; Majority of minority required Creditors NCLT Registered Valuer Fairness Opinion PWC Registered Valuer Citibank Fairness Opinion ‘A’ ORD shares AXIS CAPITAL Fairness Opinion ORD shares 4

TATA MOTORS Impact on TML share capital Capital reduced by 4%; Promoter voting rights diluted by 3.2% Pre Post Delta Promoter Public Total Promoter Public Total DVR / New Ord (# Cr) 3.9 47.0 50.9 2.7 32.9 35.6 -15.3 Ordinary(#Cr) 154.1 178.0 332.1 154.1 178.0 332.1 - Total (# Cr) 158.0 225.0 383.0 165.8 210.9 367.7 -15.3 4.2% Economic rights 41.3% 58.7% 100.0% 42.6% 57.4% 100.0% 1.4% Voting rights 45.8% 54.2% 100.0% 42.6% 57.4% 100.0% -3.2% Promoter voting rights diluted by ~3.2% Post implementation of Scheme voting rights and economic rights of shareholders will become same The transaction will reduce share capital by 4.2% making it EPS accretive for all shareholders Note: (1) ORD = 1 voting right; ‘A’ ORD – 1/10th voting rights 5

TATA MOTORS Benefits The scheme benefits all shareholders and the company. “A” ORD shareholders The 30% discount proposed for the Capital Reduction Ratio is significantly lower than historical trends Will benefit from better liquidity in ORD shares Continue to participate in the TML story ORD Shareholders EPS accretive by ~4% Economic rights are not affected Increases the free float of ORD shares by ~18% Enhances voting rights of public shareholders by 3.2% Tata Motors Capital structure streamlined Increase in market capitalization by removing discount on “A” ORD shares Cash neutral transaction(1) No impact on Net Debt Note: 1. TML will have to bear Stamp duty on the scheme, initial corpus for settling the Trust, legal expenses and fees for valuation report and fairness opinion, other advisory fees 6

TATA MOTORS Q&A session - Cancellation of ‘A’ ORD shares and issue of ORD shares as consideration Please submit your questions in the Q&A textbox Please mention your name and name of the organization you represent along with the questions 7

TATA MOTORS Annexures 8

Tax Implication of the Scheme for "A" ORD shareholders

TATA MOTORS

Tax Treatment*

- Cancellation of 'A' ORD shares and issue of ORD shares will be taxable in the hands of A ORD shareholders
- The applicable WHT taxes for each "A" ORD holder will be settled by the Trust by selling requisite ORD shares and the net ORD shares and cash for fractional entitlement to be credited to the holder's account

Total Adjustment Amount*

1. **WHT on Deemed Dividend :**
   - WHT tax on deemed dividend to the extent of accumulated profits of TML on 'Effective Date' of the Scheme
2. **WHT on Capital Gains on issue of ORD shares applicable only for Non-Resident holders**
3. **Short Term Capital Gains on sale of ORD shares** by Trust for generating funds towards WHT amount and Fractional Shares. Trust to discharge the short-term capital gains tax

1. **Securities transaction tax, transaction cost(s), brokerage charges** payable solely with respect to the sale of ORD shares in step 3

Prevailing Rates*

Category of Shareholders	1. WHT on Deemed Dividend	2. WHT on Capital Gains on issue of ORD shares	3. Short term Capital Gains (on ORD shares sold to settle WHT liability)
Mutual Fund u/s 10(23)D / Insurance	0%	0%	0%
Domestic - Resident	10%	0%	17.16%-17.94%
FPIs**	21.84%-23.92%	0%	16.38%-17.94%
NRI**	23.92%	11.96% (>12m); 42.74% (< 12m)	17.94%

*Note : 1) * This is indicative and subject to change pursuant to any change in law, regulations or judicial interpretations. Kindly consult your tax advisor for confirming your applicable taxes and capital gains taxation on cancellation of 'A' ORD shares and issue of 'ORD' shares 2) ** Non-resident tax liability is subject to relevant tax treaty benefits, if any*

9

TATA MOTORS Scheme operationalized through a “Trust” on behalf of “A” ORD holders TML 1 As per the Scheme, “A” ORD holders to approve creation of a “Trust” to receive and sell requisite new ORD shares on their behalf and appoint an independent trustee 2 TML to issue new ORD shares to the Trust as per Capital Reduction Ratio Irrevocable Determinate Trust Independent 3rd party Trustee ORD shares sold on stock exchange and cash credited to the Trust for onward payment to tax authorities 4 Merchant Banker 3 Merchant banker appointed by the trustees to sell requisite ORD shares to settle all tax liabilities of the “A” ORD holder Timing of sale to be decided by Trustees in consultation with the merchant banker 5 Credit of net ORD shares & cash for fractional entitlement and issue tax deduction certificates ‘’A” ORD Shareholders Trust Corpus: Funded by TML Corpus sufficient to meet Trust related expenses Trust Deed: Captures the steps and mechanics for operationalization of the Scheme Determines the role and responsibilities of each party Timeline for formation of Trust: To be set-up prior to “Effective Date” of the scheme 10

TATA MOTORS Tata Motors Group Results for quarter ended June 30, 2023.

TATA MOTORS Safe harbour statement Statements in this presentation describing the objectives, projections, estimates and expectations of Tata Motors Limited (the “Group”), Jaguar Land Rover Automotive plc (“JLR ”) and its business segments may be “forward-looking statements” within the meaning of applicable securities laws and regulations. Actual results could differ materially from those expressed or implied. Important factors that could make a difference to the Group’s operations include, amongst others, economic conditions affecting demand / supply and price conditions in the domestic and overseas markets in which the Group operates, changes in Government regulations, tax laws and other statutes and incidental factors. Certain analysis undertaken and represented in this document may constitute an estimate from the Group and may differ from the actual underlying results. Narrations Q1FY23 represents the 3 months period from 1 Apr 2022 to 30 Jun 2022 Q4FY23 represents the 3 months period from 1 Jan 2023 to 31 Mar 2023 Q1FY24 represents the 3 months period from 1 Apr 2023 to 30 Jun 2023 Accounting Standards Financials (other than JLR) contained in the presentation are as per IndAS .Results of Jaguar Land Rover Automotive plc are presented under IFRS as adopted for use in the UK. Grant accounting policy change The IFRS accounting approach for grants received in JLR has been changed, to present on a gross basis with liabilities shown separately. instead of deducting them from the cost of the assets as done prior. Accordingly, the unwind of the grant over the assets’ useful economic lives is presented in ‘Other income’, rather than a reduction of ‘Depreciation and amortisation’. The policy is consistent with the TML Ind As policy. Other Details Presentation format : The results provided represent the details on consolidated segment level. The operating segment comprise of Automotive segment and others. . In automotive segment, results have been presented for entities basis four reportable sub-segments as below TML Group Automotive business Tata Commercial Vehicles (Tata CV) Includes TML & subs - TDCV, TDSC, TMBSL,TMSA, PTTMIL, TML CV Mobility Solutions, TML Smart City Mobility Solutions and Joint operation TCL Tata Passenger Vehicles (Tata PV) Includes TMPVL, TPEML,TMETC, TRILIX and Joint operation FIAPL Jaguar Land Rover Vehicle Financing (Tata Motors Finance) JLR volumes: Retail volume data includes sales from the Chinese joint venture (“CJLR”) and Wholesale volumes exclude sales from CJLR. . Reported EBITDA is defined to include the product development expenses charged to P&L and realised FX and commodity hedges but excludes the revaluation of foreign currency debt, revaluation of foreign currency other assets and liabilities, MTM on FX and commodity hedges, other income (except government grant) as well as exceptional items. . Reported EBIT is defined as reported EBITDA plus profits from equity accounted investees less depreciation & amortisation. . Free cash flow is defined as net cash generated from operating activities less net cash used in automotive investing activities, excluding investments in consolidated entities, M&A linked asset purchases and movements in financial investments, and after net finance expenses and fees paid. . Retail sales for India business represents the estimated retails for the period 12

TATA MOTORS Product and other highlights BS6 Phase 2 transition completed successfully Altroz iCNG disrupts the market with no compromise of boot space in a CNG vehicle Nexon EV celebrates 50K sales milestone. 10K Tiago.EVs delivered in four months JLR Order book remains strong with 185k units, 76% for RR, RRS & Defender Agratas announces investment in UK cell manufacturing facility to supply JLR Model year updates to Range Rover Evoque and Discovery Sport.

Q1: Revenue ₹ 102.2KCr, EBITDA 14.4%, PBT(bei) ₹ 5.3KCr

TATA MOTORS

Business continues to build momentum

Q1 FY24 | Consolidated | IndAS, ₹ KCr


Global Wholesales
(K units)
YoY +5.4 %
305.9
348.9
322.2
Q1 FY23
Q4 FY23
Q1 FY24


Revenue
₹KCr
YoY 42.1 %
71.9
105.9
102.2
Q1 FY23
Q4 FY23
Q1 FY24


PBT (bei)
₹KCr
-5.0
5.0
5.3
Q1 FY23
Q4 FY23
Q1 FY24


EBITDA
%
YoY +700 bps
7.4
13.3
14.4
Q1 FY23
Q4 FY23
Q1 FY24


EBIT
%
YoY +880 bps
-0.7
6.8
8.1
Q1 FY23
Q4 FY23
Q1 FY24


FCF(Auto)
₹KCr
-9.8
11.3
2.5
Q1 FY23
Q4 FY23
Q1 FY24

14

TATA MOTORS EBIT 8.1%; Net Auto Debt reduces to ₹ 41.7 KCr Margin improvement driven by JLR and Commercial Vehicles Q 1 F Y 2 4 | C o n s o l i d a t e d | Ind AS Revenue ₹ KCr 71.9 21.5 5.8 2.6 0.4 102.2 29.8% 8.1% 3.7% 0.5% Q1FY23 Volume & Mix 42.1% increase Price Translation Others Q1FY24 Profitability (EBIT) ₹Cr (498) 8,091 639 22 5 8,259 EBIT Q1 FY23 JLR Tata (CV) Tata (PV) Others EBIT Q1 FY24 (0.7)% 8.7% 0.4% 0.0% (0.3) % 8.1% Net Auto Debt ₹ KCr 48.7 6.7 9.6 32.4 FY22 43.7 8.4 12.2 23.1 FY23 41.7 8.4 14.1 19.2 Q1FY24 Ext. Debt Impact of WC change Lease Entities TML India* JLR TML Holdings Others and adj Total ₹ KCr 8.2 25.7 9.4 (1.6) 41.7 *CV+PV+EV+Joint operations+ TML SmartCity Mobility+ TML CV Mobility. 15

JAGUAR LAND ROVER AUTOMOTIVE PLC Results for the quarter ended June 30, 2023 RICHARD MOLYNEU X Chief Financial Officer JLR. 16

Q1 Revenue 6.9b, EBITDA 16.3%, PBT (bei) £435m Financial performance continued to improve; 8.6% EBIT; £451m free cashflow, best JLR Q1 on record Q 1 FY 24 | Jaguar Land Rover | IFRS, £m Retails (K units) YoY 29.4% 78.8 102.9 102.0 Q1 FY23 Q4 FY23 Q1 FY24 Revenue £m YoY +56.7% 4,406 7,102 6,903 Q1 FY23 Q4 FY23 Q1 FY24 PBT (bei)(1) £m 368 435 -524 Q1 FY23 Q4 FY23 Q1 FY24 EBITDA % YoY +960 bps 6.7 (2) 14.8(2) 16.3 Q1 FY23 Q4 FY23 Q1 FY24 EBIT % YoY +1300 bps 6.5 8.6 -4.4 Q1 FY23 Q4 FY23 Q1 FY24 FCF £m 815 451 -771(3) Q1 FY23 Q4 FY23 Q1 FY24 (1) Q1 PBT before exceptional items. Exceptional items are : £155m in Q1 FY23 and £6 m in Q4 FY23. (2) Q1 FY 23 re-stated from 6.3% and Q4 FY 23 EBITDA re - stated from 14 . 6% due to change in Accounting treatment of Grants (3) Q1 FY 23 FCF re-stated from £ (769) m , following a change in definition to Free Cash flow JLR. 17

Q1 FY24 Performance highlights Volume & Revenue Q1 retails and wholesales increased significantly YoY, reflecting the continuing improvement in supply constraints. Range Rover / Range Rover Sport production ramping up to over 2,800 units per week on average in Q1. Order book remains strong with c.185k units, more than 76% of which are for RR, RRS & Defender. Profitability EBIT margin increased to 8.6%, reflecting higher wholesales and pricing, partially offset by inflation and other costs compared to the prior year. Underlying EBIT performance continues to strengthen.Profit before tax and exceptional items was £435m for Q1.Refocus 2.0 continues to drive significant additional cash flow through March 2024.Cash Flow & Liquidity £451m of free cash flow in the quarter with breakeven volumes at c. 300k. Net debt of £2.5b, a decrease of £0.5b QoQ on higher free cash flows.Total cash £4.0b at 30 June 2023. Current available liquidity of £5.5b including undrawn RCF of £1.5b.JLR. 18

Q1 Wholesales of 93k, up 30% YoY; Retails of 102k, up 29% YoY Wholesales slightly lower (down 1%) QoQ reflecting shipping schedules, while production was up QoQ FY 24 | Brands | Units i n 000 ’ s WHOLESALES* RANGE ROVER 33.0 47.8 45.7 Q1 FY23 Q4 Q1 FY23 FY24 DEFENDER 17.7 27.5 28.3 Q1 FY23 FQ4 Q1 Y23 FY24 DISCOVERY 10.2 9.6 9.0 Q1 FY23 Q4 FY23 Q1 FY24 JAGUAR 10.9 9.7 10.3 Q1 FY23 Q4 FY23 Q1 FY24 TOTAL 94.6 71.8 94.6 93.3 FY2Q13 Q4 FY23 Q1 FY24 RETAILS 37.0 50.9 47.5 Q1 Q4 FY23 FY23 Q1 FY24 14.5 23.6 27.6 Q1 Q4 FY23 FY23 Q1 FY24 12.1 12.9 11.4 Q1 FY23 Q4 FY23 Q1 FY24 15.2 15.5 15.5 Q1 FY23 Q4 FY23 Q1 FY24 78.8 102.9 102.0 Q1 FY23 Q4 FY23 Q1 FY24 * Wholesale volumes exclude sales from unconsolidated Chinese joint venture JLR.19

Q1 Retails were higher in all regions compared to the prior year

JLR

Wholesales higher in all regions except Europe compared to the prior year

FY24 | Regions | Units in 000's



UK
N. AMERICA
EUROPE
CHINA
OVERSEAS
JLR POWERTRAIN MIX(RETAILS)
WHOLESALES*
16.2
20.3
17.0
13.6
19.3
22.4
21.5
22.0
20.4
8.1
12.0
11.5
12.4
21.0
22.0
Q1 FY23
Q4 FY23
Q1 FY24
Q1 FY23
Q4 FY23
Q1 FY24
Q1 FY23
Q4 FY23
Q1 FY24
Q1 FY23
Q4 FY23
Q1 FY24
Q1 Y23
Q4 FY23
Q1 FY24
RETAILS
16.0
20.6
16.9
14.0
22.3
19.7
19.6
19.3
19.7
18.5
25.3
26.0
10.7
15.4
19.7
Q1 FY23
Q4 FY23
Q1 FY24
Q1 FY23
Q4 FY23
Q1 FY24
Q1 FY23
Q4 FY23
Q1 FY24
Q1 FY23
Q4 FY23
Q1 FY24
Q1 FY23
Q4 FY23
Q1 FY24
34%
27%
26%
54%
57%
61%
12%
16%
13%
74% electrified
Q1 FY23
Q4 FY23
Q1 FY24
BEV & PHEV
MHEV
ICE

* Wholesale volumes exclude sales from unconsolidated Chinese joint venture

20

Q1 FY24 PBT £435m up nearly £1b YoY Driven by higher volume and positive mix; Increased investment in FME and Digital JLR Q1 FY24 | IFRS, £m Volumes 253 Mix 480 P&A 83 Other 13 Pricing 180 VME (1.4)% to (1.1)% 17 FME & Selling (100) Admin (61) Engineering and capitalisation 83 Other (40) Operational FX (65) Realised FX derivatives 37 Revaluation 125 Unrealised commodity derivatives 32 (524) Q1 FY23 PBT* 829 Volume & Mix 197 Net Pricing (78) Contribution Costs (118) Structural costs 129 FX & commodities 435 Q1 FY24 PBT* EBIT Margin (4.4)% 16.4% (1.0)% (2.0)% (0.4)% 8.6% Material cost (26) Manufacturing (34) Warranty (18) Key insights • Q1 EBIT margin 8.6% driven by higher volume and mix o 21K better wholesales o Mix improvement: o RR from 8% to 18%, o RRS from 12% to 15% o Defender 25% to 30% • Higher contribution and structural coststotaling £(196)m YoY include £(89)m of inflation and are offset by pricing • Higher Parts and Accessories profits partly reflecting China lockdowns in Q1 FY23 and favourable pricing in FY24 • Increased structural costs include investments in fixed marketing and Digital • Higher capitalisation of engineering investment: £83m (61% * PBT is profit before tax and exceptional items 21

Free cash flow positive £451m in Q1 FY24 JLR Cash profits well exceed investment spends; Working capital slightly positive Q1 FY24 | IFRS, £m D&A 538 Free cashflow excluding working capital £438m Payables 446 Receivables (9) Inventory (451) Other 27 435 800 (100) 1,135 (697) 13 Q1 FY22 to Q1 FY24: £(1,491)m(1) 451 PBT Non-cash and other Cash Tax Cash profit after tax Investment spending Working capital Free cash flow Q1 FY23 (524) 9731 (101) 3481 (489) (630) 1 (771) 1Q4 FY23 368 8451 (80) 1,1331 (716) 3981 815 (1) Prior period Working capital re - stated following a change in grant accounting policy. Q1 FY23 FCF re - stated from £(769)m, following a change in definition to Free Cash flow. 22

TotalQ1 FY24 investment £0.7bn; Full year FY24 target remains £3b Engineering capitalisation rate 61%, up from 53% in Q4 FY23 reflecting maturation of vehicle programmes JLR Q1 FY24 | IFRS £m 320 203 523 174 697 Q1 FY24 Capitalised Engineering Expensed Engineering Total Engineering Capital Investment Total Q1 Investment FY2 Q1 FY23 90 259 349 140 489 Q4 FY23 270 236 506 210 716 23

BUSINESS UPDATE JLR 24

Chip and other supply constraints continue to ease Reflects partnership agreements and stronger relationships with key suppliers JLR Units 000’s WHOLESALE VOLUME 100 95 90 85 80 75 70 65 60 55 50 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 FY22 FY22 FY22 FY22 FY23 FY23 FY23 FY23 FY24 COMMENTARY Q1 FY24 wholesales slightly lower than Q4 reflecting shipping timings while production was up in the quarter • Chip and other supply constraints continue to ease with the benefit of agreements and relationships with key suppliers • Expect gradual improvement to continue over FY24, but active management still required • Q2 production and cashflow is expected to be lower than Q1 reflecting the annual summer plant shutdown, while wholesales and profitability are expected to be more in line with recent quarters. * . Wholesales are excluding sales from Chinese Joint Venture 25

New Range Rover & Range Rover Sport production continues to grow New body shop installed in Solihull in Q2 will increase capacity by c. 30% in future quarters JLR AVERAGE WEEKLY RR / RRS PRODUCTION 1,100 1,600 2,300 2,600 2,800 Q1 FY23 Q2 FY23 Q3 FY23 Q4 FY23 Q1 FY24 Note : Approximately 46 weeks of production in each fiscal year due to planned shutdown periods, Average weekly production is calculated using the weekly production volumes in the quarter, but excludes weeks where there is a Bank Holiday or plant shutdown 26

Model developments

RANGE ROVER EVOQUE 24MY


RANGE ROVER
635 WCB

ON SALE NOW

- Evoque's reductive exterior is enhanced by a new grille and super-slim jewel-like Pixel LED headlights with signature DRL.
- Range of hybrid powertrains offer increased range up to 39 miles.
- Inside, the latest technology and simplified user experience offer instant connected experiences.
- Evoque now features the most sophisticated air quality technology.

DISCOVERY SPORT 24MY



AVAILABLE TO ORDER

- Discovery Sport is versatile by design and ready for family adventures, with up to seven seats.
- A dramatically refined new interior exudes modern luxury, with the latest Pivi Pro infotainment system on an elegant single curved glass touchscreen.
- Modern luxury is combined with practical stowage and seating, alongside wellness technologies tailored to active, modern families.

27

Tata announces £4b investment in Gigafactory located in the UK JLR JLR TO BECOME ANCHOR CUSTOMER OF TATA’S GLOBAL BATTERY BUSINESS, AGRATAS Provides JLR with : Security of supply, based on renewable energy Supply chain localisation Full transparency across the value chain Political de-risking CHAIRMAN WITH UK PRIME MINISTER RISHI SUNAK AT THE ANNOUNCEMENT Custom battery designs (stacked prismatic cells) with: Superior cell-to-pack efficiency Chemistry flexibility (High Nickel NMC and LFP) Best-in-class fast charge Enhanced safety 28

Looking ahead Remain committed to consistent, competitive cash accretive growth while deleveraging the business JLR OUTLOOK FOR FY 24 Remain optimistic on the demand despite near term uncertainties. Continue to anticipate moderate inflation. Q2 production and cashflow is expected to be lower than Q1 reflecting the annual summer plant shutdown while wholesales and profitability are expected to be more in line with recent quarters. PRIORITIES Continue to improve supply availability. Focus on brand activation to secure order book. Execute Reimagine plans f lawlessly. 29

TATA MOTORS Tata Commercial Vehicles Girish Wagh & PB Balaji (Includes Tata CV India, TML Smart City Mobility, TML CV Mobility, Tata Cummins JO results and Tata CV International) 30

Registration (Vahan) market share

Performance impacted by BS6 Phase 2 vehicle availability in the quarter. Actions underway to step up performance

Tata Commercial Vehicles | Domestic market share*


Commercial Vehicles
41.7%
39.1%
FY23
Q1 FY24


HGV+HMV
49.6%
45.4%
FY23
Q1 FY 24


MGV
44.2%
34.0%
FY23
Q1 FY24


LGV
37.8%
36.3%
FY23
Q1 FY24


Passenger
41.7%
35.6%
FY23
Q1 FY 24

Footnotes:

**VAHAN registration market share basis Govt of India's VAHAN portal, the data excludes registration for states of MP, Andhra and Telangana and based on 7 categories of VAHAN portal.*

**The data is based on details updated as on 18th July,2023. VAHAN portal data is subject to updates with retrospective effect, marginally impacting TML overall MS on an annualized basis*

HGV: Heavy Goods Vehicles HMV: Heavy Motor Vehicles MGV: Medium Goods Vehicles LGV: Light Goods Vehicles LPV: Light Passenger Vehicles MPV: Medium Passenger vehicles HPV : Heavy Passenger Vehicles

31

Tata Commercial Vehicles – Volumes TATA MOTORS Volumes lower on account of seasonality and pre-buying in Q4FY23; exports remain subdued Tata Commercial Vehicles | India Business Volumes Wholesales (incl. exports ) (K units) Retails (domestic) (K units) YoY (15.0)% YoY (14.3)% 101.1 116.5 86.0 90.5 114.2 77.6 5.2 4.0 3.6 Q1 FY23 Q4 FY23 Q1 FY24 Q1 FY23 Q4 FY23 Q1 FY24 2% 15% 10% 15% 16% 9% 9% 10% 10% 20% 28% 28% 9% 16% 100% 100% 85% 90% 65% 56% 89% 63% 81% 74% FY23 Q1 FY24 HCV Trucks FY23 Q1 FY24 ILMCV Trucks FY23 Q1 FY24 SCV and pickup FY23 Q1 FY24 CV Passenger FY23 Q1 FY24 Total Diesel Petrol CNG+EV 32

Q1: Revenue ₹ 17.0KCr, EBITDA 9.4%, PBT(bei) ₹ 0.9KCr TATA MOTORS Margins improve y-o-y on improved realizations and mix despite lower volumes Q 1 F Y 2 4 | Tata Commercial Vehicles | Ind AS, ₹ K C r Wholesales (K units) YoY (14.6) % Revenue ₹KCr YoY + 4.4 % PBT (bei) ₹KCr 118.7 103.7 Q1 FY23 Q1 FY23 88.6 Q1 FY24 16.3 21.2 17.0 Q1 FY23 Q4 FY23 Q1 FY24 0.3 Q1 FY23 1.7 Q4 FY23 0.9 Q1 FY24 EBITDA YoY +390 bps 5.5 10.1 9.4 Q1 FY23 Q4 FY23 Q1 FY24 2.8 Q1 FY23 8.6 Q4 FY23 6.5 Q1 FY24 33

EBIT at 6.5% (+370) bps; PBT (bei) ₹ 0.9K Cr TATA MOTORS Cr. IndAS Margins improve on richer mix, higher realisations Q 1 F Y 2 4 | Tata Commercial Vehicles| Ind AS, ₹ Cr D&A and PDE : ₹(74) Cr IDT provision reversal: ₹ 114 Cr Others : ₹ (120) Cr (227) 804 80 2 937 135 302 PBT(bei) Q 1FY23 Realisations (incl VME) Var Cost Fixed cost FX & Other PBT (bei) Q1Fy24 EBIT % 2.8% 0.8% 4.9% (1.4)% (0.6)% 0.0% For analytical purposes only +350 bps 34

Tata Commercial Vehicles – Overall update

TATA MOTORS

Key Highlights

- **Total Industry Volume** in Q1 FY24 was 2% lower than Q1 FY23
- **EBITDA and EBIT Margins** improved by 380 and 350 bps over Q1 FY23(1)
- **VAHAN share** impacted in Q1 partially impacted by constrained availability of some vehicles due to BS6 Phase II transition / ramp up. Availability now normalised.
- **Non-vehicle-business** revenue grew by 25% over Q1 FY23. Continued to improve Spare and Service penetration
- Post CNG price correction, retail salience has gone up in SCV.

Bright Spots

- **M&HCVs** grew by 3% and **Passenger carriers** by 11.5% over Q1 FY23
- **Digital:** Increase in digital contribution to overall sales by 250 bps vs FY23. In Q1, around 16% of sales were generated through digital channels
- Entire **product range** migrated to BS6 Ph II, with improvement in TCO, Performance, Connectivity, Comfort and Convenience
- Influencer testimonials and field trials indicate improved performance and good consumer acceptance.

Focus areas

- With improved availability in Q2, will continue to focus on retail and realization, to drive **VAHAN share** recovery
- Drive BS6 phase II product and brand superiority in micro segments and markets
- Scale up **EV supplies** (ACE EV & E-Buses)
- Continue growth in **downstream** with increase in service and spare penetration
- **International markets** : Focus on maintaining market shares, margins and channel health as most markets operate at lower volumes

(1) TML standalone CV + JO

MHCV: Medium and heavy Commercial vehicles *ILCV: Intermediate and Light Commercial vehicles* *SCV: Small commercial vehicles*

35

Tata Commercial Vehicles – New business update

TATA MOTORS

Electric Mobility

- 100 EV Buses deployed in Q1 FY24; 600 EV Buses are operational.
- ~600 EVs sold in the quarter. Focus on developing the ecosytem
  - 31 EVSCs set up
  - ramped up production capacity
  - Variants for diverse applications introduced.
- Dedicated wholly owned subsidiary of Tata Cummins Pvt Ltd set up to manufacture a range of low/ zero emission powertrains in India through an agreement with Cummins Inc.

TML Smart City Mobility Solutions Ltd

- **DTC CESL operations** started from 29th Jun'23. 200 buses deployed so far
- TML e-bus fleet cumulatively **crossed 75 million Kms** with >95% uptime till Q1 FY24.
- **Operational revenue** in Q1 FY24 is ~ ₹ 133 Crs

Digital

- **Fleet Edge** has now **more than 434K vehicles** on platform.
- Subscription modules well received by customers
- **Improved engagement time** with enhanced informative insights
- E-dukaan, online marketplace for **spares grew revenue by 2.5X** over Q1 FY23.

1. CESL: Convergence Energy Services Limited *2. EVSC: EV Support Centre*

36

TATA MOTORS Image Image Tata Passenger Vehicles Shailesh Chandra & PB Balaji (Includes Tata PV, EV India, FIAPL JO results and International business ( PV + EV)) 37

Tata Passenger Vehicles – Sustained volume growth TATA MOTORS Tata Passenger Vehicles | India business Volumes Wholesales (incl. exports ) (K units) YoY 7.7% Exports 130.4 0.2 130.4 0.8 135.6 0.3 140.4 130.2 134.8 140.1 Q1 FY23 Q4 FY23 Q1 FY24 Domestic Market share(1) 11.4% 13.5% 14.2% F Y 22F Y 23 Q1 FY 24 Retails (domestic) (K units) YoY 6.1% 124.8 126.1 132.5 Q1 FY23 Q4 FY23 Q1 FY24 Powertrain Mix Petrol Diesel EV CNG 3% 8% 8% 5% 9% 14% 20% 16% 15% 72% 67% 63% FY 22 FY 23 Q1 24 (1)VAHAN registration market share is based on VAHAN portal (powered by National Informatics Centre). The data excludes registrations done in MP, Andhra Pradesh and Telangana states 38

EV’s continue to witness strong growth; 19K vehicles sold in Q1 FY24 TATA MOTORS “Go Live” complete; all EV sales now billed through TPEML Tata Passenger Electric Vehicles Wholesales (incl. exports ) EV Volumes YoY 104.8% 9,446 15,960 19,346 Q1 FY23 Q4 FY23 Q1 FY24 Network Cities Dealerships 250 75 143 165 250 185 275 FY 22 FY 23 Q1 FY 24 VAHAN registration market share(1) 86.5% 83.9% 76.0% FY 22 FY 23 Q1 FY 24Charging infra 2,000 5,314 6,500 FY 22 FY 23 Q1 FY 24 (1)VAHAN registration market share is based on VAHAN portal (powered by National Informatics Centre). The data excludes registrations done in MP, Andhra Pradesh and Telangana states 39

Q1: Revenue ₹ 12.8KCr, EBITDA 5.3%, PBT(bei) positive TATA MOTORS Volumes continue to improve; Higher mix of EVs impact profitability. EV profitability to improve in H2 FY24 Q3 FY 23 | Tata Passenger Vehicles | IndAS, ₹ K C r Wholesales (K units) YoY + 7.7 % Revenue ₹KCr YoY + 11.1 % PBT (bei) ₹KCr 130.4 135.5 140.4 Q1 FY23 Q4 FY23 Q1 FY24 11.6 12.1 12.8 Q1 FY23 Q4 FY23 Q1 FY24 0.01 0.23 0.19 Q1 FY23 Q4 FY23 Q1 FY24 EBITDA YoY (80) bps 6.1 7.3 5.3 Q1 FY23Q4 FY23 Q1 FY24 EBIT% YoY +10 Bps 1.4 0.9 1.0 Q1 FY23 Q4 FY23 Q1 FY24 PV (ICE) and EV financials split(1) FY23 Q1 FY24 ₹ KCr PV EV PV EV Revenue 40.9 7.0 10.5 2.4 EBITDA margin % 8.5 (4.9) 8.6 (9.7) PBT (bei) 1.0 (0.2) 0.3 (0.1) (1) PV (ICE) includes FIAL JO; EV – represents EV + Trilix and TMETC. FY 23 numbers have been adjusted to net off intra-segment eliminations.40

EBIT at 1.0% (+10) bps; PBT (bei) positive Margins improve on better volumes, realisations and variable costs, offset by higher fixed expenses Q1FY24 | Tata Passenger Vehicles | IndAS, ₹ Cr TATA MOTORS ₹ Cr. IndAS FME : ₹(44)Cr Employee cost: ₹(76) Cr D&A and PDE : ₹(52)Cr Other fixed expenses : ₹(43)Cr Interest, invt income: ₹ 145 Cr Realized FX, unrealized FX and commodity: ₹ 27 Cr Others: ₹ (32) Cr 14 PBT (beli) Q1FY23 112Volume Mix 56 Realisation (incl VME) 79 Var Cost (215) Fixed cost 140 FX & Others 186PBT (beli) Q1FY24 EBIT % 0.9% 1.0% 0.5% 0.7% (1.9)% (0.2)% 1.0% +120 bps For analytical purposes only 41

Business update – Q1 FY24

TATA MOTORS

Vahan market share improvement in Q1; Well prepared to tackle Q2 challenges

Tata Passenger and Electric Vehicles

	Key Highlights	Bright spots	Challenges
Industry	• In Q1 FY24, wholesales grew by 9%; • EV wholesale grew by 154% to cross 26.7K for the first time • SUV segment continues to grow. Segment salience increases by 5.9% to 46.8% • Hatch segment stagnant. Segment salience decreases by 2.4% to 32%	• Strong booking pipeline for newly launched models • EV adoption grows beyond top 20 cities, leading to sustained increase in EV sales • Demand in South and West to step up with the beginning of the festive season	• High base effect • Delay of main festival season to Oct and Nov to defer demand pickup to Q3 • Higher channel inventory likely till festive season • Share of Hatch and Sedan may decline further
PV +EV	• Continue to be a strong #3 player with Vahan Market share at 14.2% • #1 in CUV and #2 in High SUVs • Reached #2 in Hatch leveraging Multi powertrain strategy (ICE, EV, CNG) • Highest ever quarterly EV sales @ 19K, YoY growth 105%	• Altroz iCNG launch well received, with strong booking pipeline • Tiago EV unlocking new customer segments. Bookings remain strong • Planned launch of additional trims and powertrain options in select products to sustain demand	• Maintain retail momentum in Q2 through targeted market activation • Sales growth in hatches (Tiago, Altroz) through enhanced value proposition • Drive margin improvement through pricing action and institutionalized cost reduction particularly in EVs

42

Tata Motors (CV+PV) *TML, TMPVL, TPEML and Joint operations TCL and FIAPL. TATA MOTORS

TATA MOTORS Connecting Aspirations Q1 FY24 Free Cash Flows ~₹ (2.0) KCr Q1 FY24 Cash profits well ahead of Capex; Adverse working capital movement due to seasonality Q1 FY24 | T at a Motors Domestic Business (CV+PV) | IndAS, ₹ Cr (1) Payables, acceptances ₹ 2,914 Cr Trade receivables ₹ 1,272 Cr Inventories ₹ 2,448 Cr Others ₹ 1,176 Cr 828 PBT (beli) (2) 1,495 Non-cash and other (181) Tax 2,142 Cash profit after tax Capex (1,520) Capex (1,980) Working capital changes (132) Finance receivables for Smart City Mobility (478) Finance expenses (net), dividend (1,968) Free cash flow (1) Q1 FY23 (68) 1,613 (97) 1,448 (748) (3,061) (8) (524) (2,893) (1)Includes free cash flows of TML, TMPVL, TPEML and Joint operations FIAPL, TCL., TML Smart City Mobility Solutions, CV Mobility Solutions (2)PBT (bei) includes corporate and interest costs not allocated to Tata CV and Tata PV segments, and excludes the PBT(bei) of international subsidiaries of Tata CV and Tata PV segments For analytical purposes only 44

Investment Spending in Q1 FY24 ₹ 2.0 KCr FY24 capex estimated at ~ ₹ 8 KCr as electrification investments step up Q1 FY24 | T at a Motors Dome sti c Busine ss (1) | IndAS, ₹ Cr TATA MOTORS Connecting Aspirations PV+EV CV 630 238 392 Q1 FY24 Capitalised R&D 444 225 219 Expensed R&D 1,074 463 611 Total R&D 890 369 521 Capital & Other Investment 1,964 832 1,132 Total Investment Spending Q1 FY23 452 316 768 296 1,064 (1)Includes details for TML, TMPVL, TPEML and Joint operations FIAPL, TCL., TML Smart City Mobility Solutions, CV Mobility Solutions For analytical purposes only 45

TMF: Profitability restored

Continue to drive up portfolio quality and ROE

TATA Motorsfinance driven by trust

Q1FY24 |Tata Motors Finance | IndAS, ₹(Cr INR)

IndAS	Q1 FY23	Q4 FY23	Q1 FY24
CV Market Share	25%	17%	12%
PBT (bei)@	71	(482)	22
ROE (Pre-tax)	5.1%	-	1.9%
AUM	45,065	43,338	42,154
GNPA % *	8.7%	8.3%	8.1%
NNPA % *	5.6%	4.5%	4.6%

- Concerted collection efforts continues to deliver results. Collection Efficiency for Q1 FY24 96.6% as against 94.6% in Q1 FY23
- GNPA reduced in Q1 FY24 by Rs.191 crs on Q-o-Q basis and Rs. 539 crs on Y-o-Y basis to 8.1% (down 0.2% Q-o-Q and 0.6% Y-o-Y)
- Focus on portfolio quality and pricing discipline on new disbursals showing results; PBT (bei) positive after 3 quarters
- Business on track to deliver double digit ROE in the medium term with focus on improving NIMs, lowering credit losses and tight controls on operating costs.
- Capital adequacy remains comfortable at 21.6% with Tier-1 capital at 13.5%. DE ratio at 6.8x as on June 30, 2023.
- Liquidity comfortable at Rs.4.1K Cr as of June 30, 2023
- Demerger of NBFC business of TMFL into TMFSL has been completed. All lending activities consolidated in one entity and 1 NBFC license to be surrendered.

**GNPA & NNPA % includes performance of On and off book assets.*

@ Q1 FY24 PBT is before an extraordinary item of Rs. 39 crs (Stamp Duty for the demerger transaction)

46

Credit ratings continue to improve CARE, CRISIL, ICRA upgrades rating by 1 notch, Moody’s revises outlook to positive Rating Agencies Long Term Rating Moody’s B1 / Positive S&P BB / Stable CRISIL AA / Stable ICRA AA / Stable CARE AA / Stable TATA MOTORS Connecting Aspirations 47

TATA MOTORS Looking ahead We remain committed to consistent, competitive, cash accretive growth whilst deleveraging the business Outlook We remain optimistic on demand despite near term uncertainties while anticipating moderate inflation Momentum to build through the year factoring in seasonality, improved supplies, RDE impact and new PV launches. Aim to sustain and deliver a strong performance in FY24 Jaguar Land Rover priorities Continue to improve supply availability Focus on brand activation to secure order book Execute Reimagine plans flawlessly Tata Motors priorities CV Step up Vahan market shares and revenue growth through innovation, service quality and thematic brand activation Deliver double digit EBITDA in FY24 by improving realisations and cost savings whilst driving profitable growth in all verticals PV Deliver market beating growth through new product launches and consolidate market share gains Drive actions to reach double digit EBITDA in the coming years and sustain positive free cash flows EV Sustain aggression and drive up EV penetration to double digits through an exciting range of products Improve contribution margins by securing cost savings and PLI benefits 48

TATA MOTORS Q&A session Please submit your questions in the Q&A textbox Please mention your name and name of the organization you represent along with the questions Thank you 49

Tata Motors Group : Additional details Results for the quarter ended June 30, 2023 TATA MOTORS 50

Tata Motors Group Financials Consolidated Revenue from operations Grant income/incentives Expenses: Quarter ended June 30, 2023 Tata JLR Commercial Vehicles 71,396 501 16,991 68 Tata Passenger Vehicles TATA MOTORS Rs Cr. IndAS Others* Consolidated 12,839 103 1,010 11 102,236 683 Cost of materials consumed (41,473) (12,204) (10,703) 596 (63,783) Employee benefit expenses (7,414) (1,118) (471) (850) Other expenses (8,887) (1,909) (901) (3) (9,852) (11,700) Product development and engineering expenses (2,085) (226) (190) 88 (2,414) Exchange gain/loss (realized) (491) (5) 6 1 (489) EBITDA 11,546 1,598 683 854 Depreciation and amortization (5,531) (498) (557) (47) 14,681 (6,633) Profit/loss from equity accounted investees 146 EBIT 6,161 1,100 126 65 871 211 8,259 Other income (excl. grant income) 373 44 174 86 677 Finance cost (1,358) (149) (57) (1,052) (2,615) Unrealized FX, Unrealized commodities (653) (58) (57) (11) (780) PBT (bei) (Incl share of JV and Associates) 4,523 937 186 (105) 5,541 EBITDA Margin EBIT Margin * Others include vehicle financing, other segment and income/expenses not specifically allocable to any other segments 16.2% 9.4% 5.3% NA 14.4% 8.6% 6.5% 1.0% NA 8.1% 51

Tata Motors Group Financials Consolidated Revenue from operations Grant income/incentives Expenses: JLR Quarter ended June 30, 2022 Tata Commercial Vehicles 43,056 16,270 367 70 TATA MOTORS Consolidated Rs Cr. IndAS Tata Passenger Vehicles Others* 11,556 1,052 71,935 109 1 547 Cost of materialsconsumed (26,844) (12,243) (9,841) 705 (48,222) Employee benefit expenses (5,542) (1,118) (401) (725) (7,786) Other expenses (6,121) (1,911) (659) (176) (8,867) Product development and engineering expenses (2,511) (178) (37) 34 (2,692) Exchange gain/loss (realized) 428 (4) (18) (14) 392 EBITDA 2,833 886 709 878 Depreciation and amortization (4,769) (424) (606) (43) 5,307 (5,841) Profit/loss from equity accounted investees 5 31 36 EBIT (1,930) 462 104 866 (498) Other income (excl. grant income) 90 52 23 175 340 Finance cost Unrealized FX, Unrealized commodities (1,103) (148) (62) (1,108) (2,421) (2,153) (64) (51) (78) (2,347) PBT (bei) (Incl share of JV and Associates) (5,096) 302 14 (146) (4,926) EBITDA Margin 6.6% 5.5% 6.1% NA 7.4% EBIT Margin -4.4% 2.8% 0.9% NA -0.7% *Others include vehicle financing, other segment and income/expenses not specifically allocable to any other segments 52

Tata Motors Group Financials Jaguar Land Rover Q1 FY 24 | IFRS, £m Q1 FY23 Q4 FY23 Q1 FY24 Q1 v Q1 YoY Change Q1 v Q4 QoQ Change Revenues Material and other cost of sales Employee costs Other (expense)/income Product development costs capitalised Depreciation and amortisation 4,406 7,102 6,903 2,497 (199) (2,762) (4,327) (4,026) (1,264) 301 (570) (696) (716) (146) (20) (871) (1,295) (1,358) (487) (63) 90 270 320 230 50 (491) (597) (538) (47) 59 Share of profit/(loss) from Joint Ventures Adjusted EBIT 2 4 10 8 6 (196) 461 595 791 134 FX Revaluation & other (221) 11 (62) 159 (73) Net finance (expense) / income (107) (104) (98) 9 6 Profit/(loss) before tax and exceptional items (524) 368 435 959 67 Exceptional items 155 6 (155) (6) Profit/(loss) before tax (369) 374 435 804 61 Income tax (113) (115) (112) 1 3 Profit/(loss) after tax (482) 259 323 805 64 JLR 53

Adverse Q1 YoY operational FX offset partially by hedging Total FX £99m favourable after other FX revaluation, favourable unrealised commodity revaluation Q1 FY 24 YoY | IFRS, £m JLR (28) 159 99 32 (65) 37 (32) Operational Exchange Realised FX hedges FX Impact on EBIT (1) FX revaluation of net Other FX revaluation debt & debt hedges FX impact on PBT Unrealised commodity hedges 131 FX, Commodity Impact on PBT £m Q1 FY23 Q4 FY23 Q1 FY24 Rates Q1 FY24 QoQ YoY Hedge reserve(2) (1,195) (668) (14) GBP:USD 1.264 2.1% 4.1% Change (YoY / QoQ) 1,181 654 GBP:EUR 1.163 2.4% 0.1% Total Hedges 20,731 18,399 20,086 GBP:CNY 9.188 8.0% 13.0% 'The year on year operational exchange is an analytical estimate, which may differ from the actual impact * Hedge reserve is the hedge reserve pre tax 54

Q1 FY24 PBT up £67m QoQ Q1 FY24 EBIT up to 8.6% due to reductions in contribution costs Q1 FY 24 | IFRS, £m 368 FME & Selling (69) L&OH 94 Engineering and capitalisation 31 ↑ Volumes (22) Pricing 15 Other 24 Μία 6 ↑ P&A 23 ↑ VME (0.5)% to (1.1)9% (37) Other 25 106 32 (22) Material cost Manufacturing Warranty 49 12 ↑ 45 ↑ Operational FX Realised FX derivatives Revaluation Unrealised commodity derivatives 80 (129) JLR (100) 471 (32) (44) 435 Key insights • Supplier, inflation & commodity claims reduced quarter over quarter · Non-repeat of significant warranty campaigns seen in Q4 Q1 excl. L&OH ~7.5% comparable to Q4 excl. one offs ~7.5% Parts and Accessories improved by pricing actions implemented in FY24 • Structural costs increase primarily driven by FME and Selling to support future growth L&OH driven by Q1 stocking more cars than Q4 Q4 FY23 PBT* Volume & Mix Net Pricing Contribution Costs Structural costs FX & commodities Q1 FY24 PBT EBIT Margin 6.5% 0.3% *PBT is profit before tax and exceptional items 1.5% 1.0% (0.7)% 8.6% 55

Debt profile Strong liquidity; debt maturities well spread out IFRS, £m JLR Debt maturity profile IndAS * Crores Total 6,486 Tata Domestic Business* TATA MOTORS Debt maturity profile Total 16,210 949 728 5,101 1,772 Undrawn RCF 1520 5,101 10,160 4,718 3,986 2,055 250 265 1,997 875 773 120 125 754 CY23 CY24 CY25 CY26 CY27 Thereafter 986 1,330 551 750 Total Borrowings 369 CY23 CY24 CY 25 CY 26 CY 27 Thereafter Total Borrowings Long Term Debt Short Term Finance Lease Bonds Bank facilities Finance Lease & others *£0.6bn equivalent China loan facility extended to CY26 but shown at next annual review in CY24 RCF, 1,520 £5.5b Cash, Liquidity 4,009 Cash, € 8.0 K Cr *Includes data for Domestic CV, PV, EV business, TML CV Mobility, TML Smart City Mobility and Joint operation -Tata Cummins and RAPL 8,015 Liquidity 56

China JV continues to deliver improved financial performance (Presented on 100% basis) Q1 FY23 FY23 Q1 FY24 Q1 v Q1 YoY Change Q1 FY 24 | IFRS, £m Retail volumes ('000 units) 11.0 Wholesale volumes ('000 units) 10.8 Revenue Profit/(Loss)-before tax Profit/(Loss)-after tax EBITDA Margin EBIT Margin 363 4 3 13% 2% 12.9 13.0 430 19 17 15% 4% Q1 v Q4 QoQ Change JLR 0.2 1.9 0.3 11 2.3 27 67 14 11 2% 2% 2% 2% * 57

About Tata Motors

Part of the USD 128 billion Tata group, Tata Motors Limited (BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 42 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses, offering extensive range of integrated, smart and e-mobility solutions. With ‘Connecting Aspirations’ at the core of its brand promise, Tata Motors is India’s market leader in commercial vehicles and amongst the top three in the passenger vehicles market.

Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. The company is pioneering India's Electric Vehicle (EV) transition and driving the shift towards sustainable mobility solutions by preparing a tailor-made product strategy, leveraging the synergy between the Group companies and playing an active role liasoning with the Government in developing the policy framework.

With operations in India, the UK, South Korea, Thailand, South Africa and Indonesia, Tata Motors’ vehicles are marketed in Africa, Middle East, Latin America, South East Asia and South Asian Association for Regional Cooperation (SAARC) countries. As of March 31, 2023, Tata Motors’ operations inter alia includes 88 consolidated subsidiaries, 2 joint operations, 3 joint ventures and numerous equity-accounted associates, including their subsidiaries, in respect of which the company exercises significant influence.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.